SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)


                                Tuxis Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  901 14 4 105
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                            Attn: Monica Pelaez, Esq.
                                  212-363-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   July 3, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                        115,194.120 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                   115,194.120 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0


--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person    115,194.120
     Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                   13.29%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 BD

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                          4,611.182 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                                       0

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                     4,611.182 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                                  0

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                4,611.182 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            /x /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    0.53%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock of Tuxis Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
William G. Vohrer                                                      Treasurer
Monica Pelaez                                                          Secretary
Thomas B. Winmill                                                      President


ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc. (a Delaware corporation), a registered broker/dealer ("ISC"), and Bassett S. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

     (d)  None

     (e)  None

     (f) ISC is a Delaware corporation. Bassett S. Winmill is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ISC used working capital. Bassett S. Winmill used personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares for investment purposes.

     Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(A) As of July 6, 2001, the Reporting Persons believe there are 866,954.38 shares of Common Stock outstanding. ISC is the beneficial owner of 115,194.120 shares of Common Stock, which constitutes approximately 13.29% of the outstanding shares of Common Stock. Bassett S. Winmill is the beneficial owner of 4,611.182 shares of Common Stock, which constitute approximately 0.53% of the outstanding shares of Common Stock. ISC disclaims beneficial ownership of shares held by Bassett S. Winmill. Bassett S. Winmill disclaims beneficial ownership of shares held by ISC.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) During the last sixty days, the following transactions were effected in the common stock of the Issuer:



                                                                                     Where and How
                                                      Number of                       Transaction
Reporting Person     Date                 Buy/Sell      Shares     Price Per Share     Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
ISC                  7/03/01                Buy        8,600.000       13.00               AMEX
ISC                  7/02/01                Buy        1,400.000       13.00               AMEX
ISC                  6/29/01                Buy          500.000       13.00               AMEX
ISC                  6/29/01            Div. Reinv.    2,956.391       10.28               AMEX
ISC                  6/19/01                Buy          500.000       12.75               AMEX
ISC                  6/18/01                Buy        2,700.000       12.75               AMEX
ISC                  6/15/01                Buy          500.000       12.73               AMEX
ISC                  6/13/01                Buy        6,500.000       12.70               AMEX
ISC                  5/16/01                Buy        1,300.000       12.50               AMEX
ISC                  5/15/01                Buy          200.000       12.50               AMEX
ISC                  5/14/01                Buy        2,100.000       12.45               AMEX
ISC                  5/11/01                Buy       10,500.000       12.41               AMEX
ISC                  5/10/01                Buy        5,000.000       12.45               AMEX
ISC                  5/07/01                Buy        2,500.000       12.45               AMEX
Bassett S. Winmill   6/29/01            Div. Reinv.      134.980       10.28               AMEX




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ISC is a wholly owned subsidiary of Winmill & Co. Incorporated ("WCI"). WCI, a publicly owned company whose securities are listed on Nasdaq and traded in the over-the-counter market, is a New York based manager of investment companies. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC. Another wholly owned subsidiary of WCI is CEF Advisers, Inc. ("CEF"), the investment manager of the Issuer.

     Pursuant to an investment management agreement, CEF acts as general manager of the Issuer, being responsible for the various functions assumed by it, including the regular furnishing of advice with respect to portfolio transactions. CEF manages the investment and reinvestment of the assets of the Issuer, subject to the control and oversight of the Issuer's directors. For its services, CEF receives an investment management fee, payable monthly, based on the average weekly net assets of the Issuer, at the annual rate of 0.60% of the $500 million, and 0.50% over $500 million. From time to time, CEF may reimburse all or part of this fee to improve the Issuer's yield and total return. CEF provides certain administrative services to the Issuer at cost. During the fiscal year ended December 31, 2000, the investment management fees payable by the Issuer to CEF were $68,443 representing 0.60% of its average daily net assets.

     Bassett S. Winmill, a Reporting Person and who may be deemed a controlling person of WCI, ISC and CEF, is chairman of the board of directors of the Issuer. Thomas B. Winmill is a director and officer of WCI, ISC, CEF, and the Issuer. Each of William G. Vohrer and Monica Pelaez are officers of WCI, ISC, CEF, and the Issuer. Robert D. Anderson is a director of the Issuer, ISC, and WCI; he is an officer of ISC and WCI. The Issuer has an audit committee comprised of directors Russell E. Burke, III, David Stack, and Robert D. Anderson, the function of which is routinely to review financial statements and other audit-related matters as they arise throughout the year. The Issuer has an executive committee comprised of Thomas B. Winmill.

     The issuer uses the name Tuxis pursuant to a royalty free non-exclusive license from WCI. The license may be withdrawn by WCI at any time in its sole discretion.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Certain information concerning the Issuer's and ISC's directors and executive officers.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2001


                                                  INVESTOR SERVICE CENTER, INC.

                                                  By: /s/ Monica Pelaez
                                                  Name: Monica Pelaez
                                                  Title: Secretary

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2001

                                          By:   /s/ Bassett S. Winmill
                                                Name: Bassett S. Winmill

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     Investor Service Center, Inc. ("ISC") and CEF Advisers, Inc. ("CEF") are wholly-owned subsidiaries of Winmill & Co. Incorporated ("WCI"), a publicly-owned company whose securities are listed on The Nasdaq Stock Market. Bassett S. Winmill, a director of the Issuer, may be deemed a controlling person of WCI on the basis of his ownership of 100% of WCI's voting stock and, therefore, of ISC and CEF.

     The directors of ISC are William G. Vohrer, Thomas B. Winmill, and Robert
D. Anderson. The directors of WCI are Robert D. Anderson, Charles A. Carroll, Edward G. Webb, Bassett S. Winmill, Mark C. Winmill, and Thomas B. Winmill. The directors of the Issuer are Bassett S. Winmill, Robert D. Anderson, Thomas B. Winmill, Russell E. Burke, III, and David Stack.

     Information relevant to each director of the Issuer deemed to be an "interested person" of the Issuer by virtue of their relationship with CEF, as defined in the 1940 Act is set forth below:




                                                                Issuer    Year
Name of Certain Issuer  Director,  Principal  Occupation and   Director   Term
 Business Experience for Past Five Years                        Since    Expires
--------------------------------------------------------------------------------


THOMAS  B.  WINMILL  -- He  is  President,  Chief  Executive     1996      2001
Officer,  and General Counsel of the Issuer,  as well as the
other  investment   companies  in  the  Investment   Company
Complex, and of WCI and certain of its affiliates. He also is President and a Director of ISC and CEF. He is a member of the New York State Bar and the SEC Rules Committee of the
Investment  Company  Institute.  He is a son of  Bassett  S.
Winmill. He was born June 25, 1959.


BASSETT  S.  WINMILL -- He is  Chairman  of the Board of the     1996      2002
Issuer,  as  well  as  other  investment  companies  in  the
Investment  Company  Complex,  and of WCI. He is a member of the New York Society of Security  Analysts,  the Association
for   Investment   Management   and   Research,    and   the
International Society of Financial Analysts. He is the father of Thomas B. Winmill. He was born February 10,
1930.

                                                                Issuer    Year
Name of Certain Issuer  Director,  Principal  Occupation and   Director   Term
 Business Experience for Past Five Years                        Since    Expires
--------------------------------------------------------------------------------


ROBERT D. ANDERSON -- He is Director of the Issuer,  as well     1999     2005
as certain  other  investment  companies  in the  Investment
Company  Complex,  and of WCI and certain of its affiliates.
He was a member of the Board of Governors of the Mutual Fund
Education  Alliance,  and of its  predecessor,  the  No-Load
Mutual Fund Association. He has also been a member of the District #12, District Business Conduct and Investment
Companies Committees of the NASD. He was born on December 7,
1929.



     The non-director executive officers of the Issuer and/or director/officers of CEF and/or WCI, and their relevant biographical information are set forth below:

     WILLIAM G. VOHRER - Chief Accounting Officer, Chief Financial Officer, Treasurer and Vice President of the Investment Company Complex, WCI, ISC, CEF, and the Issuer since February 2001. From 1999 to 2001, he was an independent consultant specializing in accounting matters. From 1994 to 1999 he was Chief Financial Officer and Financial Operations Principal for Nafinsa Securities, Inc., a Mexican Securities broker/dealer. He was born on August 14, 1950.

     MONICA PELAEZ - Vice President, Secretary, and Chief Compliance Officer. She is Vice President, Secretary, and Chief Compliance Officer of the Investment Company Complex, WCI, ISC, CEF, and the Issuer. She earned her Juris Doctor from St. John's University School of Law. She is a member of the New York State Bar. She was born November 5, 1971.

     The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of July 6, 2001 by each foregoing officer and/or director of the Issuer.

           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           Robert D. Anderson                        200.000
           William G. Vohrer                           0.000
           Monica Pelaez                               0.000
           Bassett S. Winmill                      4,611.182
           Thomas B. Winmill                          25.470